Exhibit 5.1

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, ON, Canada M5H 4E3 T 416.367.6000 F 416.367.6749 blg.com

April 23, 2021

Titan Medical Inc.
155 University Avenue, Suite 750
Toronto, Ontario
Canada M5H 3B7

Dear Sirs/Mesdames:

Re:	Titan Medical Inc. – Registration Statement on Form S-8

We have acted as Ontario legal counsel to Titan Medical Inc. (the “Corporation”) in connection with the preparation of a Registration Statement on Form S-8 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “Act”), relating to the potential issuance and sale by the Corporation, from time to time, of up to 4,781,515 common shares of the Corporation (the “Shares”) issuable upon: (i) exercise of options (the “Options”) granted or issued under the Titan Medical Inc. Stock Option Plan, as amended and restated on October 20, 2020 (the “Plan”); (ii) the exercise or settlement of awards granted under the Titan Medical Inc. Deferred Share Unit Plan effective as of May 29, 2019 (the “DSU Plan”); and (iii) the exercise or settlement of awards granted under the Titan Medical Inc. Share Unit Plan, as amended as of February 16, 2021 (the “SU Plan”).

We have examined originals or copies, certified or otherwise to our satisfaction of such documents and considered such questions of law as we considered necessary as a basis for our opinion, including the Plan, the DSU Plan, the SU Plan, and resolutions of the board of directors of the Corporation approving the filing of the Registration Statement. In all such examinations, we have assumed (i) the genuineness of all signatures, the legal capacity of all individuals signing any documents, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies, whether facsimile, photostatic, electronic, certified or otherwise, and (ii) the truthfulness of all facts set forth in the public records and in certificates of public officials.

Our opinion herein is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Based on and subject to the foregoing, and provided that all necessary corporate action has been taken by the Corporation to authorize each issuance of the Options and the issuance of Shares upon the due exercise of the Options in accordance with the terms and conditions of the Plan, we are of the opinion that upon issuance of Shares upon the valid exercise of Options in accordance with the terms of the Plan, including, in each case, receipt by the Corporation of payment in full for the Shares in respect of which such Options are exercised, as the case may be, such Shares will be validly issued as fully paid and non-assessable Shares. Provided that all necessary corporate action has been taken by the Corporation to authorize awards granted under the DSU Plan or the SU Plan and the issuance of Shares which may be the subject of such awards, we are of the opinion that upon issuance of Shares underlying awards granted in accordance with the terms of the DSU Plan or the SU Plan, in each case, such Shares will be validly issued as fully paid and non-assessable Shares.

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, ON, Canada M5H 4E3 T 416.367.6000 F 416.367.6749 blg.com

We hereby consent to the use of our name in, and the filing of this opinion as an exhibit to, the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Yours truly,

 / s / Borden Ladner Gervais LLP